UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

OMNI ENERGY SERVICES CORP.

(Name of issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)

(Title of class of securities)

68210T109

(CUSIP number)

WILLIAM F. DAWSON, JR.

Wellspring Capital Management LLC

Lever House

390 Park Avenue

New York, NY 10022

(212) 318-9800

(Name, address and telephone number of person authorized to receive notices and communications)

With a copy to:

ANGELO BONVINO

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

June 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 1 of 9

CUSIP No. 68210T109
1	Name of reporting person: Wellspring OMNI Holdings Corporation
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3	SEC use only
4	Source of funds: BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: None
	8	Shared voting power: 6,362,267*
	9	Sole dispositive power: None
	10	Shared dispositive power: None
11	Aggregate amount beneficially owned by each reporting person: 6,362,267*
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 24.9%*
14	Type of reporting person: CO

*	See discussion in Items 4 and 5 of this Schedule 13D.

SCHEDULE 13D	Page 2 of 9

CUSIP No. 68210T109
1	Name of reporting person: Wellspring Capital Management LLC
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3	SEC use only
4	Source of funds: AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: None
	8	Shared voting power: 6,362,267*
	9	Sole dispositive power: None
	10	Shared dispositive power: None
11	Aggregate amount beneficially owned by each reporting person: 6,362,267*
12	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11): 24.9%*
14	Type of reporting person: OO

*	See discussion in Items 4 and 5 of this Schedule 13D.

CUSIP No. 68210T109	Schedule 13D	Page 3 of 9

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.    Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of OMNI Energy Services Corp., a Louisiana corporation (“OMNI”). The principal executive offices of OMNI are located at 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520.

Item 2.    Identity and Background.

(a) - (c) This Statement is filed by Wellspring Capital Management LLC, a Delaware limited liability company (“Wellspring”), and Wellspring OMNI Holdings Corporation, a Delaware corporation and subsidiary of Wellspring (“Wellspring Holdings” and, together with Wellspring, the “Reporting Persons”, and each a “Reporting Person”). The principal business address of each of the Reporting Persons is Lever House, 390 Park Avenue, 5th Floor, New York, NY 10022. Wellspring’s principal business is managing investment funds that acquire, hold and dispose of investments in various companies. Wellspring Holdings is a newly formed subsidiary of Wellspring organized to acquire and hold all of the issued and outstanding capital stock of OMNI following the Merger (as defined below).

The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each director and executive officer of Wellspring Holdings and Wellspring are set forth on Schedule I hereto and incorporated herein by reference.

(d) - (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Wellspring is a Delaware limited liability company. Wellspring Holdings is a Delaware corporation.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger, dated as of June 3, 2010 (the “Merger Agreement”), by and among Wellspring Holdings, OMNI and Wellspring OMNI Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Wellspring Holdings (“Acquisition”), subject to the conditions set forth in the Merger Agreement, Acquisition will be merged with and into OMNI, with OMNI continuing as the surviving entity and a subsidiary of Wellspring Holdings (the “Merger”). Holders of Common Stock will receive $2.75 per share in cash in the Merger. The source of the Merger consideration will be (i) the proceeds from a credit facility to be entered into at the closing of the Merger by Acquisition and Ableco, L.L.C. and (ii) an equity contribution by Wellspring Holdings to Acquisition.

The Merger is subject to the approval of OMNI’s shareholders. In addition, the Merger is subject to expiration or earlier termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, the receipt of certain required consents, as well as other customary closing conditions. The Merger Agreement has been filed as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 68210T109	Schedule 13D	Page 4 of 9

Item 4.    Purpose of Transaction.

This Statement has been filed because Wellspring Holdings entered into Voting Agreements, dated as of June 3, 2010 (the “Voting Agreements”), with each of Edward E. Colson, III, the Edward E. Colson, III Trust, Dennis R. Sciotto, the Dennis R. Sciotto Family Trust Dated 12/19/94 and Brian J. Recatto (collectively, the “Shareholders”). The Voting Agreements were entered into as an inducement for, and in consideration of, Wellspring Holdings entering into the Merger Agreement. Wellspring Holdings did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements.

Pursuant to the Voting Agreements, the Shareholders, who collectively own or are entitled to direct the voting of 6,362,267 shares of Common Stock, which represents approximately 24.9%1 of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 24.9% of the voting power of OMNI, have agreed to vote (or cause to be voted) their shares of Common Stock (i) in favor of the adoption of the Merger Agreement and (ii) against any alternative proposal of any other person providing for (x) the acquisition of OMNI by merger or other business combination, (y) an acquisition of 20% or more of the assets of OMNI and its subsidiaries, taken as a whole or (z) an acquisition of 20% or more of the outstanding Common Stock. In addition, the Shareholders cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreements, if such sale, transfer, conversion or disposition would result in the Shareholders’ inability to vote such shares as required pursuant to the terms of the Voting Agreements.

The purpose of the Voting Agreements is to facilitate shareholder approval for Wellspring Holdings and OMNI to consummate the transactions contemplated by the Merger Agreement. Copies of the Voting Agreements are filed as Exhibits 99.2, 99.3 and 99.4 hereto and are incorporated herein by reference.

Upon the consummation of the Merger, the directors of Acquisition immediately prior to the effective time of the Merger (the “Effective Time”) will be the directors of the surviving company, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of OMNI immediately prior to the Effective Time will be the initial officers of the surviving company, until their respective successors are duly appointed.

At the Effective Time, the articles of incorporation of OMNI, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the surviving company until thereafter changed or amended as provided by the Louisiana Business Corporation Law (the “LBCL”) or therein.

At the Effective Time, the bylaws of OMNI, as in effect immediately prior to the Effective Time, shall be the bylaws of the surviving company, until thereafter changed or amended as provided by the LBCL, the articles of incorporation of the surviving company and such bylaws.

If the Merger is consummated, OMNI will become a subsidiary of Wellspring Holdings and Wellspring Holdings will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended, and delisted from the NASDAQ Stock Market.

Concurrently with the execution of the Merger Agreement and the Voting Agreements, Wellspring Holdings entered into a Rollover Agreement (the “Rollover Agreement”) with the Shareholders pursuant to which, among other things, immediately prior to the Effective Time, the Shareholders have agreed to contribute: (i) to Wellspring Holdings, shares of Common Stock or Series C 9% Convertible Preferred Stock, no par value (the “Series C Stock”), of OMNI beneficially owned by them in exchange for shares of

[1]	The share ownership percentages described in this Statement are based on 25,515,722 shares of Common Stock outstanding as of June 1, 2010.

CUSIP No. 68210T109	Schedule 13D	Page 5 of 9

common stock of Wellspring Holdings (the “Holdings Common Stock”) at a price per share of Holdings Common Stock equal to the price per share of Holdings Common Stock paid by Wellspring Capital Partners IV, L.P. in connection with the transactions contemplated by the Merger Agreement; and (ii) to a newly formed subsidiary of Wellspring Holdings (“Intermediate Sub”), Series C Stock beneficially owned by them in exchange for shares of preferred stock of Intermediate Sub (the “Intermediate Preferred Stock”). The shares exchanged for Holdings Common Stock and Intermediate Preferred Stock are, in each case, in lieu of receiving $2.75 per share in cash in the Merger (the shares of Series C Stock being valued as though such shares were converted into shares of Common Stock immediately prior to the Effective Time). The rollover contributions are subject to all conditions of the Merger set forth in the Merger Agreement having been satisfied or waived by Wellspring Holdings not later than the time of such contributions. The Rollover Agreement has been filed as Exhibit 99.5 and is incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Wellspring Holdings and Wellspring reserve the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement, the Voting Agreements and the Rollover Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 6,362,267 shares of Common Stock, which represents approximately 24.9% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

The Reporting Persons are not entitled to any rights of a shareholder of OMNI. None of the Reporting Persons has (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock. Each of the Reporting Persons expressly disclaims any beneficial ownership of any Common Stock under the Voting Agreements. Other than as set forth above, neither any Reporting Person nor any subsidiary of any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

(c) Except as set forth or incorporated herein, neither any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement, the Voting Agreements and the Rollover Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I and between any such persons and any other person with respect to the securities of OMNI, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 68210T109	Schedule 13D	Page 6 of 9

Item 7.    Material to be filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Wellspring OMNI Acquisition Corporation, and OMNI Energy Services Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.2.	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Edward E. Colson, III and the Edward E. Colson, III Trust (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.3	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Dennis R. Sciotto and the Dennis R. Sciotto Family Trust Dated 12/19/94 (incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.4	Voting Agreement, dated as of June 3, 2010, by and between Wellspring OMNI Holdings Corporation and Brian J. Recatto (incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.5.	Rollover Agreement, dated as of June 3, 2010, by and among Brian J. Recatto, the Dennis R. Sciotto Family Trust Dated 12/19/94, the Edward E. Colson, III Trust and Wellspring OMNI Holdings Corporation.

99.6.	Joint Filing Agreement, dated as of June 11, 2010, by and between Wellspring OMNI Holdings Corporation and Wellspring Capital Management LLC.

CUSIP No. 68210T109	Schedule 13D	Page 7 of 9

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2010

WELLSPRING OMNI HOLDINGS CORPORATION

By:	/s/ William F. Dawson, Jr.
	Name:	William F. Dawson, Jr.
	Title:	President

WELLSPRING CAPITAL MANAGEMENT LLC

By:	/s/ William F. Dawson, Jr.
	Name:	William F. Dawson, Jr.
	Title:	Authorized Person

CUSIP No. 68210T109	Schedule 13D	Page 8 of 9

Schedule I

Set forth below is a list of each executive officer and director of Wellspring OMNI Holdings Corporation and Wellspring Capital Management LLC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States.

Directors and Officers of Wellspring OMNI Holdings Corporation:

Name	Principal Occupation	Address

William F. Dawson, Jr.	Managing Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

Joshua C. Cascade	Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

Directors and Officers of Wellspring Capital Management LLC:

Name	Principal Occupation	Address

William F. Dawson, Jr.	Managing Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

Greg S. Feldman	Managing Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

David C. Mariano	Managing Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

Carl M. Stanton	Managing Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

Joshua C. Cascade	Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

Alexander E. Carles	Partner, Wellspring Capital Management LLC	390 Park Avenue, 5th Floor, New York, NY 10022

CUSIP No. 68210T109	Schedule 13D	Page 9 of 9

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Wellspring OMNI Acquisition Corporation, and OMNI Energy Services Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.2.	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Edward E. Colson, III and the Edward E. Colson, III Trust (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.3.	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Dennis R. Sciotto and the Dennis R. Sciotto Family Trust Dated 12/19/94 (incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.4.	Voting Agreement, dated as of June 3, 2010, by and between Wellspring OMNI Holdings Corporation and Brian J. Recatto (incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by OMNI on June 4, 2010).

99.5.	Rollover Agreement, dated as of June 3, 2010, by and among Brian J. Recatto, the Dennis R. Sciotto Family Trust Dated 12/19/94, the Edward E. Colson, III Trust and Wellspring OMNI Holdings Corporation.

99.6.	Joint Filing Agreement, dated as of June 11, 2010, by and between Wellspring OMNI Holdings Corporation and Wellspring Capital Management LLC.